November 29, 2022

VIA EDGAR

Office of Manufacturing

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn: Kevin Stertzel and Kevin Woody

Re:	Tailwind Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-4, filed September 13, 2022 (File No. 333-267403).

Dear Messrs. Stertzel and Woody,

On behalf of Tailwind Acquisition Corp. (“we,” “our,” or the “Company”), we submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated November 18, 2022 (the “Comments”), with respect to Amendment No. 2 to the Registration Statement on Form S-4 as filed by the Company on November 7, 2022 (“Amendment No. 2”). The Company is concurrently submitting via EDGAR this letter and Amendment No. 3 to the Registration Statement on Form S-4 (“Amendment No. 3”).

The Staff’s comments are summarized below in italicized text, and our responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-4 filed November 7, 2022

Material U.S. Federal Income Tax Consequences, page 256

1.	Comment: We note your response to comment 7 and that you intend that the Merger qualifies as a tax-deferred reorganization pursuant to Section 368(a) of the Code. Please file a tax opinion that supports this conclusion. To the extent you intend to file a short form tax opinion as Exhibit 8.1, please also revise your disclosure on page 256 to reflect that the discussion reflects the opinion of counsel and is not solely a "summary." Refer to Items 3(k) and 4(a)(6) of Form S-4, Item 601(b)(8) of Regulation S-K, and Section III.A of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 243 of Amendment No. 3, and has also filed a tax opinion as Exhibit 8.1 to Amendment No. 3.

Exhibits

2.	Comment: We note your response to comment 6. Section 9.3 of Exhibit 4.4 does not state that the exclusive forum provision does not apply to actions arising under the Securities Act. Please revise or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act.

Response: The Company acknowledges the Staff's comment and will include appropriate risk factor disclosure in future filings to inform investors that the provision does not apply to any actions arising under the Securities Act.

* * * * * * * * * *

Please do not hesitate to contact me at (212) 728-8620 if you have comments or if you require additional information regarding Amendment No. 3.

Respectfully submitted,

/s/ Danielle Scalzo
Danielle Scalzo

cc: Philip Krim, Chairman, Tailwind Acquisition Corp.

Chris Hollod, Chief Executive Officer, Tailwind Acquisition Corp.

Michael J. Danaher, Wilson Sonsini Goodrich & Rosati, PC

Brian Dillavou, Wilson Sonsini Goodrich & Rosati, PC

Brendan Ripley Mahan, Wilson Sonsini Goodrich &Rosati, PC

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